UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

Commission file number: 001-31895

ODYSSEY MARINE EXPLORATION, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	84-1018684
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

205 S. Hoover Boulevard (Suite 210)

Tampa, Florida 33609

(Address of Principal Executive Offices) (Zip Code)

(813) 876-1776

Registrant’s telephone number, including area code:

Not Applicable

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: October 19, 2026

ODYSSEY MARINE EXPLORATION, INC.

205 S. Hoover Boulevard, Suite 210

Tampa, Florida 33609

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

October 15, 2026

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ODYSSEY MARINE EXPLORATION, INC. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “Odyssey,” “we,” “us,” and “our” refer to Odyssey Marine Exploration, Inc. Capitalized terms used but not defined in this Information Statement have the meanings given to them in the Proxy Statement/Prospectus described below.

INTRODUCTION

This Information Statement is being mailed on or about October 19, 2026 to holders of record of Odyssey’s common stock, par value $0.0001 per share (the “Odyssey Common Stock”), of Odyssey Marine Exploration, Inc., a Nevada corporation (the “Company” or “Odyssey”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in the majority control of the Company’s Board of Directors (the “Board of Directors” or the “Board”) other than by a meeting of the Company’s stockholders.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company in connection with the Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of April 8, 2026, by and among Odyssey, Oceanus Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Odyssey (“Merger Sub”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of June 26, 2026 (the “Merger Agreement Amendment,” and, together with the Original Merger Agreement, as it may be further amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”). Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, Merger Sub will merge with and into AOM, with AOM surviving the Merger as a wholly owned subsidiary of Odyssey (the “Merger”). At the Effective Time, Odyssey is expected to continue as the public parent company and to change its name to “American Ocean Minerals Corporation.”

This Information Statement is being mailed together with the definitive proxy statement/prospectus of Odyssey, dated October 15, 2026 (the “Proxy Statement/Prospectus”), relating to the special meeting of Odyssey stockholders to be held on December 2, 2026 (the “Odyssey Special Meeting”), at which Odyssey stockholders will be asked to vote on, among other things, the issuance of shares of Odyssey Common Stock to the stockholders of AOM pursuant to the Merger Agreement. The Proxy Statement/Prospectus forms part of the registration statement on Form S-4 (File No. 333-295744) filed by Odyssey with the SEC. This Information Statement does not solicit your vote on any matter to be presented at the Odyssey Special Meeting.

The Merger Agreement provides that, prior to the Effective Time, Odyssey shall take all necessary corporate action so that, as of the Effective Time, the individual selected by AOM will serve as the Chief Executive Officer and the board of the combined company will consist of seven (7) directors. The individuals currently identified to serve as directors of the combined company are: Mark B. Justh, Thomas Albanese, Mark E. Luther, Ph.D., Shona Mato Lynch, Philip Plough, William Scripps, and John-Paul Yun (collectively, the “New Directors”). Immediately following the consummation of the Merger, Mark B. Justh will become the Chief Executive Officer of the combined company.

Each of Mark D. Gordon, Larissa T. Pommeraud, Jon D. Sawyer and Todd E. Siegel, each of whom is currently a member of the Board of Directors, will resign as a director of Odyssey effective as of the Effective Time, and the New Directors other than Mr. Justh will be appointed to fill the resulting vacancies on the Board of Directors. Because the New Directors who are not currently directors of Odyssey will constitute a majority of the Board of Directors and will take office other than at a meeting of stockholders, Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require that this Information Statement be filed with the SEC and transmitted to Odyssey’s stockholders not less than 10 days prior to the date on which any such New Director takes office.

Please read this Information Statement carefully. It contains certain biographical and other information concerning the New Directors and the individuals who will serve as officers of the combined company following the Merger.

Except where the context otherwise indicates, the information concerning Odyssey contained in or incorporated by reference into this Information Statement has been provided by Odyssey, and the information concerning AOM contained in this Information Statement has been provided by AOM. Odyssey has relied on AOM to provide such information and has not independently verified the information provided by AOM. Odyssey has also relied on AOM’s representations and warranties related to such information in the Merger Agreement.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ODYSSEY.

NO ACTION IS REQUIRED BY YOU IN CONNECTION WITH THIS INFORMATION STATEMENT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

Merger Agreement

On April 8, 2026, Odyssey, Merger Sub, and AOM entered into the Original Merger Agreement, which agreement was amended on June 26, 2026, pursuant to the terms of the Merger Agreement Amendment. Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, Merger Sub will merge with and into AOM, with AOM surviving the Merger as a wholly owned subsidiary of Odyssey. At the effective time of the Merger (the “Effective Time”), each outstanding share of AOM common stock will be converted into shares of Odyssey Common Stock at a fixed exchange ratio of 4.5017 shares of Odyssey Common Stock for each share of AOM common stock, which exchange ratio will be proportionately adjusted to 0.1801 to give effect to the 1-for-25 reverse stock split that Odyssey intends to effect after the effectiveness of the registration statement of which the Proxy Statement/Prospectus forms a part but before completion of the Merger (the “Reverse Stock Split”).

Following completion of the Merger, existing Odyssey stockholders are expected to retain approximately 6.6% ownership of the combined company, and the combined company’s board of directors will comprise entirely directors designated by AOM.

A more complete description of the Merger Agreement and the Merger is set forth in the Proxy Statement/Prospectus under the headings “The Merger” and “The Merger Agreement,” and copies of the Original Merger Agreement and the Merger Agreement Amendment are attached to the Proxy Statement/Prospectus as Annex A-1 and Annex A-2, respectively.

Closing

The Closing is subject to satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, including approval of the Merger at the Odyssey Special Meeting. The change in the majority of the Board of Directors described in this Information Statement will occur at the Effective Time, and the resignation of the resigning directors and the appointment of the New Directors will become effective as of the Effective Time. Odyssey currently anticipates that the Closing will occur on or about December 4, 2026, but in no event will any New Director take office, nor will the resulting change in the majority of the Board of Directors occur, fewer than 10 days after the date on which this Information Statement is filed with the SEC and mailed to Odyssey’s stockholders.

Odyssey Board of Directors

As of the date of this Information Statement, the Board of Directors consists of the following five directors: Mark D. Gordon (Chairman), Mark B. Justh (Lead Director), Larissa T. Pommeraud, Jon D. Sawyer and Todd E. Siegel.

Combined Company Board of Directors

The Merger Agreement provides that, prior to the Effective Time, Odyssey will take all necessary corporate action so that, as of the Effective Time, Mark B. Justh will serve as the Chief Executive Officer of Odyssey and the Odyssey Board will consist of seven directors: Thomas Albanese, Mark B. Justh, Mark E. Luther, Ph.D., Shona Mato Lynch, Philip Plough, William Scripps, and John-Paul Yun. If any of the individuals is unwilling, unable or no longer capable to serve in such positions as of the Effective Time, AOM will have the right to designate a replacement individual, subject to good-faith consultation with Odyssey and provided further that any such replacement individual shall meet the applicable standards to serve as a director under the rules and regulations of Nasdaq and Odyssey’s applicable policies regarding director qualifications.

There are no known arrangements or understandings between any New Director and any other person pursuant to which any New Director was selected as a director of the Company, other than the Merger Agreement.

VOTING SECURITIES

As of the date of this Information Statement, Odyssey is authorized to issue up to 82,000,000 shares of Odyssey Common Stock and 24,984,166 shares of preferred stock, of which 58,691,389 shares of Odyssey Common Stock are issued and outstanding and no shares of preferred stock are issued and outstanding. Each holder of Odyssey Common Stock is entitled to one (1) vote per share on all matters submitted to a vote of stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Odyssey Prior to the Merger

The following table sets forth information regarding the beneficial ownership of Odyssey Common Stock as of June 30, 2026 by (i) each person known to Odyssey to beneficially own more than 5.0% of the outstanding shares of Odyssey Common Stock, (ii) each current member of the Board of Directors, (iii) each New Director, (iv) each of Odyssey’s named executive officers and (v) all current members of the Board of Directors and executive officers of Odyssey as a group. The number of shares of Odyssey Common Stock outstanding used to calculate the percentage for each listed person includes the shares of Odyssey Common Stock underlying options and restricted stock units and rights to acquire shares of Odyssey Common Stock beneficially owned by that person that are exercisable or will be settled within 60 days following June 30, 2026. Except as indicated in a footnote, all of the beneficial owners listed have, to Odyssey’s knowledge, sole voting, dispositive and investment power with respect to the shares of Odyssey Common Stock listed as being owned by them. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o Odyssey Marine Exploration, Inc., 205 S. Hoover Boulevard, Suite 210, Tampa, Florida 33609.

Name of Beneficial Owner	Amount of Beneficial Ownership(1)		Percentage of Class
Mark D. Gordon, Chief Executive Officer and Chairman	1,103,357	(2)	1.86%
John D. Longley, President and Chief Operating Officer	431,139	(3)	*
Mark B. Justh, Director	1,047,200	(4)	1.77%
Larissa T. Pommeraud, Director	106,143	(5)	*
Jon D. Sawyer, Director	211,527	(6)	*
Todd E. Siegel, Director	231,443	(7)	*
All current directors and executive officers as a group (6 persons)	3,130,809		5.17%
New Directors (other than Mr. Justh):
Thomas Albanese	—		—
Mark E. Luther, Ph.D.	—		—
Shona Mato Lynch	—		—
Philip Plough	—		—
William Scripps	—		—
John-Paul Yun	—		—
Sina Toussi / Two Seas Capital LP / Two Seas Capital GP LLC, 32 Elm Place, 3rd Floor, Rye, NY 10580	5,857,448	(8)	9.99%
Greywolf Capital Management LP / Greywolf GP LLC / Jonathan Savitz, 4 Manhattanville Rd, Suite 201, Purchase, NY 10577	6,394,323	(9)	10.96%
Old West Investment Management LLC, 601 South Figueroa Street, Suite 1975, Los Angeles, CA 90017	4,773,196	(10)	8.20%
Promotora de Inversiones CapLat Espana, SL, Avenida Diagonal 131, Barcelona, 08018, España	3,931,466	(11)	6.74%

*	Indicates less than one percent.
(1)	Unless otherwise noted, the nature of beneficial ownership consists of sole voting and investment power.
(2)	Consists of 246,993 shares, 385,242 contingently issuable shares and 471,122 shares underlying currently exercisable stock options held by Mr. Gordon.

(3)	Consists of 5,847 shares, 144,466 contingently issuable shares and 280,826 shares underlying currently exercisable stock options held by Mr. Longley.
(4)

Consists of 473,965 shares and 385,242 contingently issuable shares held by Mr. Justh, 77,159 shares held by his spouse, 834 shares held by Hybrid Equity Partners LLC, a limited liability company of which Mr. Justh is a member, 90,000 shares underlying currently exercisable stock options and 20,000 shares underlying restricted stock units held by Mr. Justh.

(5)	Consists of 48,643 shares, 37,500 shares underlying currently exercisable stock options and 20,000 shares underlying restricted stock units held by Ms. Pommeraud.
(6)

Consists of 79,997 shares held jointly by Mr. Sawyer and his spouse, 10,455 shares held by Sawyer Family Partners, Ltd., a limited partnership of which Mr. Sawyer serves as the general partner, 101,075 shares underlying currently exercisable stock options and 20,000 shares underlying restricted stock units held by Mr. Sawyer.

(7)	Consists of 114,902 shares, 96,541 shares underlying currently exercisable stock options and 20,000 shares underlying restricted stock units held by Mr. Siegel.
(8)	Based on Schedule 13D filed by Sina Toussi, Two Seas Capital LP and Two Seas Capital GP LLC on April 13, 2026.
(9)

Based on Schedule 13G filed by Greywolf Capital Management LP, Greywolf Opportunities Master Fund II LP, Greywolf Advisors LLC, Greywolf GP LLC and Jonathan Savitz on March 4, 2026. Greywolf Opportunities Master Fund II LP and Greywolf Advisors LLC, as the general partner of Greywolf Opportunities Master Fund II LP, are deemed to be the beneficial owners of 6,051,932 shares with respect to the shares held by Greywolf Opportunities Fund II LP.

(10)	Based on Schedule 13G filed by Old West Investment Management, LLC on May 12, 2026.
(11)

Based on Schedule 13G filed by Capital Latinoamericano, S.A. de C.V., Promotora de Inversiones CapLat Espana, S.L. and Juan Antonio Carlos Cortina Gallardo on July 31, 2025. Capital Latinoamericano, S.A. de C.V., as the sole owner of Promotora de Inversiones CapLat Espana, S.L., and Juan Antonio Carlos Cortina Gallardo, as the sole manager and shareholder of Capital Latinoamericano S.A. de C.V., are also deemed to be beneficial owners of 3,931,466 shares with respect to the shares held by Promotora de Inversiones CapLat Espana, S.L.

Combined Company Following the Merger

Gregory P. Stemm previously served as co-founder, then chief executive officer, and chairman of Odyssey through 2014, but has held no officer or director position with Odyssey since 2014. On a pro forma basis following completion of the Merger, Mr. Stemm and members of his immediate family are expected to beneficially own, in the aggregate, approximately 16% of the combined company’s outstanding shares of common stock. These shares are held by multiple members of the Stemm family, and no immediate family member is expected to beneficially own 5.0% or more of the combined company’s outstanding shares of common stock. The largest holding within the family group is that of Mr. Stemm and his wife, Laurie Stemm, who are expected to beneficially own together approximately 7.6% of the combined company’s outstanding shares of common stock, with the remaining shares held among other members of this immediate family, none of whom individually is expected to reach the 5.0% threshold.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers of Odyssey

The following table sets forth the name, age and position of each current director and executive officer of the Company. Biographical information for each current director and executive officer follows the table.

Name	Age	Position
Mark D. Gordon	65	Chairman of the Board and Chief Executive Officer

Mark B. Justh	61	Lead Director

Larissa T. Pommeraud	48	Director

Jon D. Sawyer	79	Director

Todd E. Siegel	67	Director

John D. Longley, Jr.	59	President and Chief Operating Officer

Mark D. Gordon has been a director since January 2008, Chairman since June 2019 and Chief Executive Officer since October 2014. He also serves on the Board of Directors of Marine Applied Research and Exploration (MARE), a non-profit agency focused on working collaboratively with state and federal agencies to explore and document deep-water ecosystems. Mr. Gordon was Odyssey’s President from October 2007 until June 2019 and Chief Operating Officer from October 2007 until October 2014 after serving as Executive Vice President of Sales. He joined the Company in June 2005 as Director of Business Development. Prior to joining Odyssey, Mr. Gordon started, owned, and managed four different entrepreneurial ventures from 1987 to 2003, including Synergy Networks, which he founded in 1993 and served as Chief Executive Officer until September 2003, when the company was sold to the Rockefeller Group. He continued to serve as President of Rockefeller Group Technology Services Mid Atlantic, a member of Rockefeller Group International, until December 2004. Mr. Gordon received a B.S. degree in Business Administration in 1982 and an M.B.A. degree in 1983 from American University.

Mark B. Justh joined Odyssey’s Board in July 2013 and was appointed as Lead Director in June 2015. Mr. Justh served as the Chairman of the Audit Committee from June 2014 to June 2016 and was re-appointed as Chairman of the Audit Committee in June 2023. He also serves on the Compensation and Governance and Nominating Committees. Mr. Justh has been the Chief Executive Officer of AOM since October 2025. Mr. Justh is also the CEO of JD Farms, an organic hay and antibiotic free cattle farm, as well as the co-founder of Eaton Hemp, an organic hemp farm, both of which are located in New York state. Mr. Justh served as Managing Director at J.P. Morgan, Hong Kong, for over ten years. Prior to that, Mr. Justh was a Partner at HPJ Media Ventures/DeNovo Capital from 2000 to 2002, where he managed a $25 million fund that made private investments in media properties. From 1994 to 2000 he was a Vice President at Goldman Sachs International, responsible for Institutional Equity Sales coverage of Switzerland and France for U.S. equity products. Mr. Justh earned his A.B. degree in Economics from Princeton University, his M.S. degree in Real Estate Finance from New York University and his M.B.A. degree from INSEAD (France). Mr. Justh was also honorably discharged from the U.S. Army Reserve as a First Lieutenant in the Medical Service Corps.

Larissa T. Pommeraud joined Odyssey’s Board of Directors in March 2025. She also serves on Odyssey’s Compensation and Governance and Nominating Committees. Ms. Pommeraud currently serves as Chief Operating Officer of Agno Health, Inc., a provider of mental health solutions, and as Board Chair of Marine Applied Research and Exploration (MARE), a non-profit agency focused on working collaboratively with state and federal agencies to explore and document deep-water ecosystems. She previously served as Chief Product Officer of League One Volleyball, Global General Manager of Emerging Businesses at Art.com, Head of Strategy & Corporate Development for StubHub, Vice President of Brand and Business Strategy at Arnold Worldwide, and Strategy Consultant as well as Head of North American Marketing and EMEA Strategy and Operations at Bain & Company. Ms. Pommeraud earned her B.A. in Economics and Environmental Science & Public Policy from Harvard University and holds an M.B.A. from INSEAD (France), where she was President of the student government.

Jon D. Sawyer joined the Board of Directors in November 2009 and has served as chairman of the Compensation Committee since March 2011. He also served as chairman of the Governance and Nominating Committee from June 2010 to June 2011 and once again from June 2015 to June 2021. He also serves on Odyssey’s Audit and Governance and Nominating Committees. Mr. Sawyer opened his own securities law firm in January 2014 in Denver, Colorado, and he retired from his securities law practice in January 2018. Prior to that he was a practicing securities lawyer with the firm of Jin, Schauer & Saad, LLC in Denver, Colorado, where he worked from March 2009 until December 2013. He started his securities law career working for the Denver Regional Office of the Securities and Exchange Commission as a trial attorney from 1976 to 1979. He worked the next 27 years practicing securities law in private practice, and during this time he served as securities counsel for Odyssey from 1997 to 2006. He was a partner with the Denver law firm of Krys, Boyle, P.C. from November 1996 until June 2007. From June 2007 until March 2009, he was a co-owner and worked full time in various capacities including President and general counsel for Professional Recovery Systems, LLC, a privately held financial services firm engaged in the business of purchasing, selling and collecting portfolios of consumer charged-off debt.

Todd E. Siegel joined the Board of Directors in March 2021 and has served as chairman of the Governance and Nominating Committee since June 2021. He also serves on the Audit and Compensation Committees. He is currently the Chief Executive Officer of Centered Solutions, LLC, an international company that specializes in prescription-based pharmacy automation, workflow software and supply chain integration, a position he has held since 2017. Previously, Mr. Siegel served as President and Chief Executive Officer of MTS Medication Technologies, Inc. from 1993 to 2010. After the company was taken private, he continued to serve as Chief Executive Officer until the sale of MTS to Omnicell in 2012. Mr. Siegel is currently a member of the board of directors of Superior Group of Companies, Inc. (Nasdaq: SGC), where he chairs the Corporate Governance, Nominating and Ethics Committee and serves on the Capital Committee and the Compensation Committee.

John D. Longley was appointed President in June 2019 and has served as Chief Operating Officer since October 2014. Previously, Mr. Longley served as Senior Vice President since 2012 and Director of Business Operations since 2005, when he joined the Company. Mr. Longley works with the international research and marine operations departments to identify prospective projects and advance their value through geological, environmental, engineering, and commercial programs for mineral extraction in an environmentally responsible way. Prior to joining Odyssey, Mr. Longley served as Vice President of Sales and Marketing for Public Imagery from 2003 to 2005 and Director of Retail Marketing for Office Depot North American stores from 1998 to 2003. Mr. Longley graduated with a B.S. degree in Communications from Florida State University.

Directors of the Combined Company Following the Merger

The following table sets forth the name, age and expected position of each New Director, together with the committees of the board of directors of the combined company on which each is expected to serve. Biographical information for each New Director follows the table.

Name	Age	Expected Position	Expected Committee Membership
Thomas Albanese	69	Chair of the Board	Compensation

Mark B. Justh	61	Chief Executive Officer and Director	—

Mark E. Luther, Ph.D.	72	Director	Compensation; Nominating and Corporate Governance (Chair)

Shona Mato Lynch	50	Director	—

Philip Plough	49	Director	Audit; Compensation (Chair)

William Scripps	47	Director	Audit

John-Paul Yun	44	Director	Audit (Chair); Nominating and Corporate Governance

Thomas Albanese is one of the world’s most experienced mining executives, having served as Chief Executive Officer of Rio Tinto and Vedanta Resources Limited (“Vedanta Resources”). His career spans nearly 50 years across global mining, metals, large-scale operations, capital markets, M&A, and public-company governance. At AOM, he brings senior mining leadership, institutional credibility, and direct experience guiding complex resource companies through global growth. Mr. Albanese has served as a director of Franco-Nevada Corporation since August 2013 and of CoTec Holdings Corp. since October 2021, served as a director of Nevada Copper Corp. from May 2018 to May 2025, and has served as Co-Chairman of CIC Limited since 2024.

Mark B. Justh brings more than 10 years of deep ocean investing and advising expertise and 30 years of leadership experience across global finance, institutional investment, corporate governance, and operating company leadership. He held senior roles at J.P. Morgan, including leading equities and derivatives sales leadership across the U.S., Europe, and Asia and started his career at Goldman Sachs. At AOM, he leads the company’s capital formation, strategic execution, investor positioning, and public-company readiness.

Mark E. Luther, Ph.D. is a physical oceanographer and marine science leader with decades of experience in operational oceanography, numerical modeling, real-time ocean observing systems, and maritime research. His work with major ocean monitoring programs and federal research agencies is expected to support AOM’s need for rigorous ocean data, monitoring, and science-based decision-making. Dr. Luther has been a professor at the University of South Florida College of Marine Science since 1990, President and owner of Marine Science Associates since 1999, Chief Executive Officer of the Pier Aquarium since 2014, and has served as AOM’s Science Advisor since November 2025.

Shona Mato Lynch is a Cook Islands business, governance, and community leader with experience in tourism, infrastructure governance, government relations, local operations, and community engagement. She has served on Cook Islands boards and works directly on in-country relationships, compliance, logistics, budgeting, workforce planning, supplier engagement, internships, school programs, public education, and local participation. Her role will be important to AOM’s Cook Islands presence because she connects project execution with local trust, skills transfer, and long-term economic diversification.

Philip Plough is a technology investor and entrepreneur with experience identifying and building companies across emerging technologies, media, energy, and venture development. His background supports AOM’s broader platform strategy, including technology adoption, strategic partnerships, and growth-stage company building. Mr. Plough currently serves as a director of AOM.

William Scripps is a philanthropist and impact investor connected to a family legacy in ocean science, journalism, environmental stewardship, and public service. His perspective is expected to support AOM’s long-term responsibility strategy, including public benefit, ocean stewardship, and stakeholder trust. Mr. Scripps has served as a principal of Altstadt LLC and Altstadt Brewery Company since 2014.

John-Paul Yun is currently Managing Partner of Pavilion Global Holdings and is an Investment Committee Member and Board Director of Marunouchi Innovation Partners. Mr. Yun also serves as Chairman of The Hill School Korean Alumni Association, Senior Advisor of Japan Interconnector, and Senior Advisor of Afiniti in Korea. Mr. Yun leads Pavilion’s strategy focused on Korean and U.S. re-industrialization leveraging Korean technologies to advance U.S. defense, materials and industrial sectors. Mr. Yun is an international investment executive with experience in private investment, principal investing, deal origination, business development, and cross-border capital strategy. He is expected to bring a capital allocation and investment lens to AOM’s growth strategy as the company scales across assets, partners, and jurisdictions.

Executive Officers of the Combined Company Following the Merger

The following table sets forth the name, age and expected position of each individual who is expected to serve as an executive officer of the combined company following the Merger. Biographical information for each such individual follows the table.

Name	Age	Expected Position
Mark B. Justh	61	Chief Executive Officer and Director

Tom Dettweiler	78	President

Paul Warmé	55	Chief Financial Officer

Susan Fennessey	60	General Counsel

John D. Longley, Jr.	59	Chief Operating Officer

Hans Smit	60	Chief Development Officer

Laura Azevedo, Ph.D.	44	Chief Science Officer

Charles Morgan, Ph.D.	76	Chief Geologist

Tom Dettweiler is one of the most experienced deep-ocean engineering and recovery leaders in the world, with more than 50 years in subsea exploration, deep-sea mining systems, and complex offshore missions. His career includes work on historic deep-ocean recovery and exploration programs, including the Glomar Explorer (one of the first nodule projects), the Titanic discovery, classified recovery missions, and early full-scale nodule recovery systems. At AOM, he is expected to bring rare practical experience operating in the extreme environments where polymetallic nodules are found.

Paul Warmé is a global mining and manufacturing finance executive with more than 25 years of commercial, operational and financial leadership experience. His background includes senior finance and general management roles with BlueScope Steel Limited’s North American operations, service as Vice President, Finance and North America Chief Financial Officer of Iluka Resources Inc. and as Chief Financial Officer and Executive General Manager, Finance of Kagara Limited, and 15 years with Rio Tinto Limited in commercial and business evaluation roles of increasing responsibility, most recently as General Manager, Business Evaluation. At AOM, he is expected to lead financial reporting, internal controls, capital raising and planning, public-company readiness, and investor relations.

Susan Fennessey is expected to support AOM across legal strategy, governance, transaction execution, regulatory coordination, and public-company matters. She practiced for 16 years at a large international law firm and 7 years as general counsel at another metals and mining company before joining Odyssey as its general counsel in 2022. Her role is central to helping the company navigate the legal and compliance requirements associated with the merger, public-market transition, licensing pathways, and ongoing corporate governance.

John D. Longley, Jr. is a senior operating executive with nearly three decades of experience advancing subsea mineral and offshore projects from concept through execution. At AOM, he is expected to lead operational execution and project development, overseeing geological, environmental, engineering, and commercial programs through close cross-functional coordination to align AOM’s projects, programs and portfolios with its strategic business goals.

Hans Smit is a seabed mining and offshore project executive with more than 20 years of experience in underwater mining systems, subsea engineering, offshore operations, and project execution. His background includes leadership roles in marine mineral programs and subsea mining technology. At AOM, he is expected to support development planning, operational readiness, and execution strategy across deep-ocean mineral projects.

Laura Azevedo, Ph.D. is an oceanographer and marine science executive with more than 20 years of experience in oceanographic instrumentation, offshore environmental programs, marine technology, and international project delivery. Her work spans academia, consulting, metocean systems, offshore operations, and marine minerals. At AOM, she is expected to help lead the science, environmental, and technical communication foundation required for responsible ocean mineral development.

Charles Morgan, Ph.D. is a leading authority on seabed mineral resources, with more than 50 years of experience in oceanography, marine minerals, resource assessment, and environmental standards. He was involved in early manganese nodule work with Lockheed and later contributed to international seabed mineral policy and technical standards. At AOM, he is expected to bring foundational knowledge of polymetallic nodule geology, resource modeling, and responsible development frameworks.

Family Relationships

There are no family relationships among any of the directors or the executive officers of the Company. There are no family relationships among any of the New Directors or the individuals expected to serve as executive officers of the combined company.

Involvement in Certain Legal Proceedings

Except as described below, during the past ten years, none of the Company’s executive officers, directors or the New Directors has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. During the past ten years (i) no petition has been filed under federal bankruptcy laws or any state insolvency laws by or against any of our executive officers, directors or the New Directors, (ii) no receiver, fiscal agent or similar officer was appointed by a court for the business or property of any of our executive officers, directors or the New Directors, and (iii) none of our executive officers, directors or the New Directors was an executive officer of any business entity or a general partner of any partnership at or within two years before the filing of a petition under the federal bankruptcy laws or any state insolvency laws by or against such entity.

In October 2017, the SEC brought a civil action against Rio Tinto plc and certain former executives, including Mr. Albanese, relating to financial reporting for coal assets in Mozambique. On November 20, 2023, the United States District Court for the Southern District of New York entered a consent final judgment against Mr. Albanese. Without admitting or denying the SEC’s allegations, he consented to a permanent injunction against violations of Section 13(b)(5) of the Exchange Act and Rule 13b2-1 thereunder and payment of a $50,000 civil penalty. The SEC’s civil antifraud claims against him were dismissed.

CORPORATE GOVERNANCE

Board Leadership Structure

Under our Corporate Governance Guidelines, our Board does not have a policy regarding whether the roles of Chairman and Chief Executive Officer should be separate because our Board believes it is in the best interests of our Company to retain the flexibility to have a separate Chairman and Chief Executive Officer or, if circumstances dictate, to combine the roles of Chairman and Chief Executive Officer. Our leadership structure features a non-independent director serving as Chairman of the Board and Chief Executive Officer (Mark D. Gordon), and an independent director serving as Lead Director (Mark B. Justh), and strong, active independent directors serving on and chairing our Board committees. The Board of Directors periodically reviews this structure to determine the most appropriate structure.

Following the consummation of the Merger, Thomas Albanese is expected to serve as Chair of the combined company’s board of directors (“Chair”). Although the combined company’s governance documents will not require that the combined company separate the Chief Executive Officer and Chair positions, the combined company believes that having the positions be separate is the appropriate leadership structure for the combined company at this time.

Executive Sessions

Our independent directors meet regularly in executive session without employee-directors or other executive officers present. The Lead Director presides at these meetings. During 2025, the independent directors met four times in executive session.

Director Independence

The Company currently has five directors, four of whom (Mark B. Justh, Larissa T. Pommeraud, Jon D. Sawyer and Todd E. Siegel) are “independent directors” as defined in Rule 5605 of the listing standards of the Nasdaq Stock Market. The Board of Directors affirmatively determined, from its review of the completed Directors and Officers Questionnaires, that each of the current independent directors continues to meet the standards for independence under Nasdaq and Exchange Act Rules.

The combined company expects its board of directors to determine, upon or following the consummation of the Merger, which directors satisfy the independence requirements of the Nasdaq listing rules and the applicable rules of the SEC. Nasdaq listing rules generally require that a majority of the board of directors of a listed company be independent, and that the members of the audit committee, compensation committee and nominating and corporate governance committee satisfy applicable independence requirements. The combined company currently expects that its board of directors will determine that each of Thomas Albanese, Mark E. Luther, Ph.D., Philip Plough, John-Paul Yun and William Scripps is an independent director under the Nasdaq listing rules, representing a majority of all directors.

Committees of the Board of Directors

We have three standing committees: the Governance and Nominating Committee, the Compensation Committee, and the Audit Committee. Each of these committees has a written charter approved by the Board of Directors. A copy of each charter can be found in the Investors section of our website, www.odysseymarine.com.

The Audit Committee presently consists of Mark B. Justh (Chairman), Jon D. Sawyer and Todd E. Siegel, who are independent directors (as defined in Rule 5605 of the listing standards of the Nasdaq Stock Market), and also meet the independence standards of SEC Rule 10a-3(b)(1). Mr. Justh serves as the Audit Committee Financial Expert. The Audit Committee assists the Board of Directors in fulfilling its responsibilities to stockholders concerning the Company’s financial reporting and internal controls. During the fiscal year ended December 31, 2025, the Audit Committee held a total of seven meetings: two executive meetings, with the independent registered public accounting firm without management, and five Audit Committee meetings in which all aspects of its oversight role were discussed. The Board of Directors has determined that Mark B. Justh is an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K.

The Compensation Committee presently consists of Mark B. Justh, Larissa T. Pommeraud, Jon D. Sawyer (Chairman) and Todd E. Siegel, all of whom are independent directors as defined in Rule 5605 of the listing standards of the Nasdaq Stock Market. The Compensation Committee reviews and recommends to the Board compensation plans, policies and benefit programs for employees including stock options, distribution of stock in any form, incentive awards and termination agreements. The Committee sets the compensation arrangements for our executive officers and makes recommendations to the Board regarding the compensation of our independent directors. During the fiscal year ended December 31, 2025, the Compensation Committee held four meetings.

The Governance and Nominating Committee presently consists of Mark B. Justh, Larissa T. Pommeraud, Jon D. Sawyer, and Todd E. Siegel (Chairman). The purpose of the committee is to provide assistance to the Board of Directors in fulfilling its responsibility with respect to oversight of the appropriate and effective governance of the Company including (i) identification and recommendation of qualified candidates for election to its Board of Directors and its committees; (ii) development and recommendation of appropriate corporate governance guidelines for the Company; (iii) recommendation of appropriate policies and procedures to ensure the effective functioning of the Board of Directors; (iv) recommendations regarding the appointment of corporate officers and the adoption of appropriate processes to ensure management succession and development plans for the principal officers of the Company and its key subsidiaries; and (v) recommendations regarding proposals submitted by stockholders of the Company. During the fiscal year ended December 31, 2025, the committee held four meetings.

The nomination process for incumbent members of the Board consists of an annual review by the committee in which the committee reviews each member’s (i) ability and willingness to continue service on the Board; (ii) past performance as a member of the Board; and (iii) continued Board eligibility and independence. If a director vacancy arises, the committee shall seek and identify a qualified director nominee to be recommended to the Board for either appointment by the Board to serve the remainder of the term of the director position that is vacant or for election at the Stockholders’ Annual Meeting. A director nominee shall meet the director qualifications as determined by the Board from time to time, including that the director nominee possesses personal and professional integrity, has good business judgment, relevant experience and skills and will be an effective director in conjunction with the full Board in collectively serving the long-term interests of the Company’s stockholders. The Governance and Nominating Committee gives consideration to a wide range of diversity factors as a matter of practice when evaluating candidates to the Board and incumbent directors, but the Committee does not have a formal policy regarding Board diversity. The committee uses a Director Nomination Form, a Corporate Director Questionnaire, and background reports as appropriate to assess the background and qualification of prospective candidates. A candidate may be nominated for appointment or election to the Board by the committee or by a stockholder in accordance with the procedures described in the Company’s proxy statement for its 2026 Annual Meeting of Stockholders.

The New Directors were not identified or evaluated through the Governance and Nominating Committee process described above; they are to be appointed pursuant to the Merger Agreement, which the Odyssey Board approved following the unanimous recommendation of the Special Transaction Committee.

Following the consummation of the Merger, the combined company is expected to establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which is expected to operate under a written charter adopted by the board of directors. The board of directors may also establish such other committees as it deems appropriate from time to time. The expected initial composition of each committee is set forth below. All committee appointments and related independence determinations will be made by the board of directors of the combined company upon or immediately following the consummation of the Merger.

Audit Committee.

The audit committee is expected to consist of John-Paul Yun, Philip Plough and William Scripps, with Mr. Yun serving as chair. Each member of the audit committee is expected to satisfy the independence requirements for audit committee members under Rule 10A-3 under the Exchange Act and the Nasdaq listing rules, and the board of directors is expected to determine that Mr. Yun qualifies as an “audit committee financial expert” within the meaning of applicable SEC rules and that each member is financially literate as required by the Nasdaq listing rules. The audit committee will be expected to assist the board in overseeing the integrity of the combined company’s financial statements, compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, the performance of the independent registered public accounting firm and the combined company’s internal control environment.

Compensation Committee.

The compensation committee is expected to consist of Philip Plough, Thomas Albanese and Mark E. Luther, Ph.D., with Mr. Plough serving as chair. Each member of the compensation committee is expected to satisfy the independence requirements applicable to compensation committee members under the Nasdaq listing rules. The compensation committee will be expected to assist the board in reviewing and approving executive officer compensation, reviewing director compensation, overseeing incentive and equity-based compensation plans and considering the independence of compensation advisors.

Nominating and Corporate Governance Committee.

The nominating and corporate governance committee is expected to consist of Mark E. Luther, Ph.D. and John-Paul Yun, with Dr. Luther serving as chair. Each member of the nominating and corporate governance committee is expected to satisfy the independence requirements of the Nasdaq listing rules. The nominating and corporate governance committee will be expected to assist the board in identifying and recommending director nominees, overseeing board and committee evaluations, and developing and recommending corporate governance principles and practices for the combined company.

Board Meetings

During the fiscal year ended December 31, 2025, our Board of Directors held five regular meetings, four special meetings and four executive sessions of independent directors. There were also thirteen meetings of the Special Transaction Committee held during 2025 (with thirty-six meetings in total held prior to execution of the Merger Agreement), which was established on October 1, 2025, to evaluate potential strategic transactions with AOM, CIC Limited, CIC LLC and OML and consists solely of independent and disinterested directors. For more information regarding the Special Transaction Committee, see the sections of the Proxy Statement/Prospectus entitled “The Merger – Background of the Merger” and “The Merger – Recommendation of the Special Transaction Committee and Odyssey Board.” Each director then in office attended 100% of the aggregate number of meetings held by the Board of Directors, its committees and its private sessions during fiscal year 2025.

Risk Oversight

It is management’s responsibility, led by our general counsel, to manage risk and to bring material risks to the attention of the Board of Directors. Risk assessment and oversight is a key function of our Board of Directors. In meetings in which all members of the Board are in attendance, risk assessment and oversight issues are a frequent topic of discussion and action. Because of its significance, the task of risk assessment and oversight is functionally shared by management, the Audit Committee and the Governance and Nominating Committee.

Code of Ethics

Our Code of Ethics applies to our directors, officers, employees, and contractors, including our Chief Executive Officer, Chief Financial Officer, President and Chief Operating Officer and other persons performing similar functions. Within the time period required by the SEC and Nasdaq, we will post on our website any amendment to the Code of Ethics and any waiver applicable to any of our directors, or executive officers. A copy of the Code of Ethics can be found by clicking on the Investors section of our website, www.odysseymarine.com.

Following the consummation of the Merger, the combined company will adopt a code of business conduct and ethics applicable to its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions.

Insider Trading Policy

Our Insider Trading Policy, which is attached as Exhibit 97.1 to our Form 10-K for the period ended December 31, 2025, expressly states that no director, officer, employee, subcontractor, consultant, visitor or business invitee of the Company who is aware of material nonpublic information relating to the Company may, directly or through a family member or other person or entities, (a) buy or sell securities of the Company, or engage in any other action to take personal advantage of that information, or (b) disclose that information to anyone outside of the Company, including family members or friends. The Company’s Insider Trading Policy, in appropriate circumstances, permits transactions pursuant to a pre-approved trading plan that complies with Rule 10b5-1 to take place during periods in which the individual entering the transaction may have material nonpublic information or during blackout periods. Our Insider Trading Policy also prohibits hedging and pledging transactions in our common stock by officers, directors, employees and any other person covered by our Insider Trading Policy.

Stockholder Communications with the Board of Directors

Stockholders may communicate with the Board of Directors through our Corporate Secretary by writing to the following address: Odyssey Marine Exploration, Inc., Attention: Board of Directors, 205 S. Hoover Boulevard, Suite 210, Tampa, Florida 33609. Our Corporate Secretary will forward all correspondence to the Board of Directors. A stockholder who wishes to communicate with a specific Board member or committee should send instructions asking that the material be forwarded to the director or to the appropriate committee chairman.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires directors, executive officers, and beneficial owners of greater than 10 percent of the Company’s common stock to file reports concerning their ownership of and transactions in Company common stock. Based on a review of the copies of those reports furnished to the Company, or written representations that no other reports were required, the Company believes that its officers and directors complied with all such filing requirements under Section 16(a) during 2025 except that Mr. Gordon, Chief Executive Officer, Mr. Longley, President and Chief Operating Officer, and Mr. Justh, Director, each filed a Form 4 two days late on July 3, 2025 reporting the acquisition of shares pursuant to a share exchange agreement with the Company on June 27, 2025.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Odyssey

The Company is a “smaller reporting company” under Item 10 of Regulation S-K promulgated under the Exchange Act and has elected to comply with certain of the requirements applicable to smaller reporting companies in connection with this Information Statement.

Summary Compensation Table

The following table sets forth information regarding the compensation paid to or earned by the Company’s Chief Executive Officer (“CEO”) and the other most highly compensated executive officers for services rendered during the fiscal years ended December 31, 2025 and 2024 (the “NEOs”).

Name and Principal Position (1)	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Mark D. Gordon, Chief Executive Officer	2025	548,089	0	450,497	181,000	369,960	1,163	1,550,709
	2024	509,850	50,000	0	312,000	0	30,393	902,243
John D. Longley, President and Chief Operating Officer	2025	343,505	0	200,499	181,000	231,866	1,366	958,236
	2024	298,700	25,000	0	312,000	0	1,543	637,243

(1)	The offices held by each named executive officer are as of December 31, 2025.
(2)

The amounts reported reflect the fair value of restricted stock units and other conversion rights in accordance with Accounting Standards Codification topic 718 – Stock Compensation (“ASC 718”). The 2025 amounts shown for each NEO are the restricted stock fair values on December 2, 2025, the date of grant of LTI awards plus the fair value of other conversion rights on June 27, 2025 the date of issuance of the conversion rights. On June 27, 2025, each NEO entered into a compensatory share exchange agreement with the company under which each NEO tendered equity or the rights to equity in a subsidiary to the company and will receive shares of the company’s common stock upon the earliest of (i) the five year anniversary or the exchange agreement or (ii) the date on which the environmental impact statement or certain other approvals are obtained by the subsidiary. These rights to common stock vested on the date of the exchange agreement. For Mr. Gordon, the fair value of the share exchange was $399,997 and for Mr. Longley the fair value of the share exchange was $155,744.

(3)

The amounts reported reflect the fair value of stock option awards, in accordance with Accounting Standards Codification topic 718 – Stock Compensation (“ASC 718”), awarded under the 2019 Stock Incentive Plan. The 2025 amounts shown for each NEO are the stock option fair values on December 2, 2025, the date of grant of LTI awards. The assumptions made in determining the fair value of the stock options are hereby incorporated by reference to the information under the heading “Stock-Based Compensation” in our Form 10-K for the period ended December 31, 2025. The stock options granted vest in 1/36 of the number of options granted on the last day of each month beginning December 31, 2025. The stock options may be exercised for the number of shares vested until the expiration of the stock option awards.

(4)	The amounts shown reflect amounts for life insurance premiums paid by the Company on behalf of each NEO for the fiscal years 2025 and 2024.

Narrative Disclosure for Summary Compensation Table

The Compensation Committee oversees our executive compensation program. This includes compensation paid to the NEOs. Our Compensation Committee is made up of independent, non-management members of our Board of Directors. The Compensation Committee is responsible for reviewing, assessing and approving all elements of compensation for NEOs. The CEO assesses the performance of the NEOs. He then recommends to the Compensation Committee a base salary, performance-based incentives or bonus plans and long-term or other equity awards at levels for each NEO that are included in the executive compensation plan, including himself, based upon that assessment. During January 2025, the Compensation Committee determined to revise base salary and an annual incentive plan was adopted in March 2025. During December 2025, stock and option awards were granted to our NEOs as Long Term Incentive Awards. The Committee believes these plan features work to retain and incentivize our executive officers.

Employment Agreements with Our Named Executive Officers

In August 2014, Odyssey entered into an employment agreement with Mark D. Gordon providing for Mr. Gordon to assume the position of Chief Executive Officer, and Mr. Gordon assumed that position on October 1, 2014. The employment agreement was for an initial term of three years and automatically renews for successive one-year periods unless terminated by Odyssey or Mr. Gordon upon ninety (90) days written notice given prior to the end of the initial term or any renewal term. On November 30, 2016, the employment agreement was amended to reflect the effect of a one-for-twelve reverse stock split and to adjust the exercise prices at which vesting would occur as deemed appropriate by the Compensation Committee. On June 6, 2019, the employment agreement was further amended to extend the vesting period for certain restricted stock units held by Mr. Gordon until September 30, 2020. On August 8, 2021, the employment agreement was further amended to extend the vesting period for certain restricted stock units held by Mr. Gordon to October 1, 2022, at which time the units expired unexercised.

Pursuant to the employment agreement, as amended, Mr. Gordon will be paid a salary of not less than $350,000, subject to review at least annually. Mr. Gordon is also entitled to participate in Odyssey’s annual incentive plan (which provides for a target award of no less than 70.0% of Mr. Gordon’s salary) and Odyssey’s long-term incentive program (which provides for a target value of no less than 125.0% of Mr. Gordon’s salary).

Mr. Gordon’s employment may be terminated at any time by Odyssey with or without cause (as defined in the employment agreement) or by Mr. Gordon with or without good reason (as defined in the employment agreement). If Mr. Gordon’s employment is terminated by Odyssey without cause, by Mr. Gordon with good reason, or if Odyssey elects not to renew the employment agreement at the end of the initial term or any renewal term, Mr. Gordon will be entitled to receive (a) his salary and earned annual or long-term incentive compensation through the date of termination (the “Accrued Obligations”); (b) an amount equal to 200.0% of his salary and target annual incentive award for the year in which termination occurs; (c) a prorated incentive award or bonus for the year in which termination occurs; and (d) reimbursement for the monthly COBRA premium paid by Mr. Gordon for group health insurance coverage for him and his dependents until the date he is no longer eligible to receive COBRA continuation coverage. All outstanding unvested stock options and restricted stock awards would become fully vested. If Mr. Gordon’s employment is terminated by Odyssey with cause, by Mr. Gordon without good reason, or if Mr. Gordon elects not to renew the employment agreement at the end of the initial term or any renewal term, Odyssey will have no further payment obligations to Mr. Gordon other than for the Accrued Obligations.

The employment agreement further provides for the vesting of all outstanding unvested stock options and restricted stock awards upon a change-in-control, which is defined in the employment agreement to include (a) a person or group acquiring 40.0% or more of the fair market value or voting power of the Company’s stock, (b) a person or group acquiring 25.0% or more of the voting power of the Company’s stock during a twelve-month period, and (c) a majority of the members of the Company’s Board of Directors is replaced by directors whose appointment or election is not endorsed by a majority of the Board of Directors before the date of election or appointment. If Mr. Gordon’s employment is terminated by him for good reason or by Odyssey without cause (excluding death or disability) within 24 months after a change-in-control, Mr. Gordon will be entitled to receive (w) the Accrued Obligations; (x) an amount equal to 250.0% of his salary and target annual incentive award for the year in which termination occurs; (y) a prorated incentive award or bonus for the year in which termination occurs; and (z) reimbursement for the monthly COBRA premium paid by Mr. Gordon for group health insurance coverage for him and his dependents until the date he is no longer eligible to receive COBRA continuation coverage. All outstanding unvested stock options and restricted stock awards will become fully vested, with all options being exercisable for the remainder of their full term.

Mr. Longley, our President and Chief Operating Officer, has an Executive Severance Plan that provides in the event of termination due to a change in control, Mr. Longley would be entitled to a payment equal to two times the sum of his base salary and his highest target annual cash bonus in any of the three immediately preceding years (provided any such bonus amount for these purposes shall not exceed the Participant’s base salary in effect at the time of such termination). The Company adopted the Executive Severance Plan in August 2024, to attract and retain qualified executives, and it provides for payments to our other NEOs at, following, or in connection with a change in control of the Company. Under our stock incentive plans, the Compensation Committee has the discretion, but not the obligation, to accelerate the vesting or to compensate holders of otherwise unvested stock incentives in the event of a change in control. Only options or restricted stock awards not assumed by the entity taking control are subject to potential acceleration of vesting under a change in control.

Outstanding Equity Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(9)
Mark D. Gordon	254,454	(1)	—	3.60	12/9/2027
	66,666	(2)	33,334	3.53	6/9/2028
	100,000	(3)	—	4.65	1/29/2029
	150,000	(4)	—	0.41	11/14/2029
	2,778	(5)	97,222	2.02	12/2/2030	25,000	49,000
John Longley	114,158	(6)	—	3.60	12/9/2027
	33,334	(7)	16,666	3.53	6/9/2028
	100,000	(8)	—	4.65	1/29/2029
	2,778	(5)	97,222	2.02	12/2/2030	25,000	49,000

(1)	These options vested as to 117,300 shares on December 9, 2022, and 45,718 shares on each of December 20, 2022, 2023, and 2024.
(2)	These options vested as to 33,333 shares on June 9, 2024 and 2025 and will vest in 33,334 shares on June 9, 2026.
(3)	These options vested as to 100,000 shares January 29, 2024.
(4)	These options vested as to 150,000 shares November 11, 2024.
(5)	These options vested as to 1/36th of the shares awarded on December 31, 2025, and will vest in 1/36th of the shares awarded on the last day of each month until fully vested on November 30, 2028.
(6)	These options vested as to 48,415 shares on December 9, 2022, and 21,914 shares on each of December 20, 2022, 2023, and 2024.
(7)	These options vested as to 16,667 shares on June 9, 2024 and 2025, and will vest in 16,666 shares on June 9, 2026.
(8)	These options vested as to 100,000 shares on January 29, 2024.
(9)	The market value of shares or units of stock that have not vested was the closing stock price of our common stock, $1.96 per share, on December 31, 2025.

Director Compensation

The Compensation Committee approved a 2025 Board of Directors Compensation Plan for directors who are not our employees under which they would be entitled to receive the following compensation for their service on our Board of Directors: an annual retainer of $40,000 per director, with additional annual retainers as follows for chairmanship duties: Lead Director, $15,000; Audit Committee Chairman, $10,000; Compensation Committee Chairman, $5,000; and Governance and Nominating Committee Chairman, $5,000; and a target equity component valued at $45,000 per director in the form of stock or option awards from the Company stock incentive plan. We do not pay amounts that would be classified as perquisites or other compensation to our directors, and there are no existing or potential change-in-control, retirement or legacy obligations.

During October 2025, the Board of Directors established a Special Transaction Committee to evaluate and assess certain proposed corporate transactions. Due to the significant increase in workload for members of this committee, the Board of Directors authorized additional compensation for service on this committee from October 2025 through January 2026. Compensation of $10,000 per month was authorized for committee members and an additional $5,000 per month was authorized for the chairman of the committee. The table below indicates the amounts earned by each of our four independent directors for the year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Award ($)(5)	Option Award ($)(5)	All Other Compensation ($)	Total ($)
Mark B. Justh(1)	70,000	440,397	54,300	—	564,697
Jon D. Sawyer(2)	75,000	40,400	54,300	—	169,700
Todd E. Siegel(3)	90,000	40,400	54,300	—	184,700
Larissa Pommeraud(4)	63,333	40,400	57,000	17,500	178,233

(1)

During June 2025, Mr. Justh exchanged compensatory equity or rights to equity in a subsidiary of the company for 385,242 contingently issuable shares of common stock having a fair market value of $399,997. Mr. Justh held 90,000 stock options and 20,000 restricted stock awards as of December 31, 2025.

(2)

During 2025 Mr. Sawyer earned $30,000 of compensation for service on the Special Transaction Committee. Mr. Sawyer elected to receive 9,549 shares of common stock in lieu of $20,000 of cash compensation earned for 2025. Mr. Sawyer held 101,075 stock options and 20,000 restricted stock awards as of December 31, 2025.

(3)

During 2025, Mr. Siegel earned $45,000 of compensation for service on the Special Transaction Committee. Mr. Siegel elected to receive 50,060 shares of common stock in lieu of $56,250 of cash compensation earned for 2025. Mr. Siegel held 96,541 stock options and 20,000 restricted stock awards as of December 31, 2025.

(4)

During 2025, Ms. Pommeraud earned $30,000 of compensation for service on the Special Transaction Committee and $17,500 through a consulting contract. Ms. Pommeraud elected to receive 36,549 shares of common stock in lieu of $53,333 of cash compensation earned for 2025. Ms. Pommeraud held 37,500 stock options and 20,000 restricted stock awards as of December 31, 2025.

(5)

The amounts reported reflect the fair value of stock options, restricted stock units and other conversion rights in accordance with Accounting Standards Codification topic 718 – Stock Compensation (“ASC 718”). In December 2025, each of the four independent directors received 30,000 stock options with a fair market value of $1.81 and 20,000 restricted stock awards with a fair market value of $2.02, for equity compensation for June 2025 through June 2026. Each of the options issued in December 2025 has an exercise price of $2.02 per share and a term of five years.

AOM

AOM’s only executive officer during the fiscal year ended December 31, 2025, was Mark B. Justh, who served as Chief Executive Officer. In late November 2025, AOM and Mr. Justh agreed to enter into a consulting agreement, effective as of October 2, 2025, pursuant to which Mr. Justh agreed to serve as Chief Executive

Officer and a director of AOM and to perform the responsibilities customary for those roles in exchange for a monthly consulting fee of $60,000. No salary was paid to Mr. Justh during 2025; however, payments made in 2026 related to amounts accrued beginning October 2, 2025.

As of December 31, 2025, AOM had no outstanding equity awards and no retirement, pension, supplemental retirement, defined contribution or other post-employment benefit arrangements for any named executive officer. AOM also had no material arrangements providing for severance or other payments or benefits upon resignation, retirement, termination of employment or service, death, disability or a change in control.

Mr. Justh was AOM’s only executive officer during 2025. AOM appointed Paul H. Warmé as Chief Financial Officer in August 2026. He received no compensation with respect to 2025. Under his employment agreement dated August 6, 2026, Mr. Warmé receives a base salary of $400,000 and an annual bonus targeted at 35% of base salary, payable half in cash and half in stock. Following the Merger he will receive restricted stock units valued at approximately $5.0 million, calculated at $27.50 per share after giving effect to the Reverse Stock Split, vesting upon specified performance milestones. His target annual equity award for 2027 and 2028 is 140% of base salary. On a termination without cause, subject to a release and continued compliance with restrictive covenants, he is entitled to severance of six or 12 months of base salary depending on timing, or 12 months of base salary plus his full target bonus if the termination precedes the Merger or follows termination of the Merger Agreement, together with COBRA premiums over the severance period. No benefit is triggered solely by a change in control.

Commencing in August 2025, Philip Plough has been receiving cash payments of $4,500 per month as compensation for his position as a director of AOM. No other directors of AOM have received any compensation for their services as directors.

The parties anticipate that Mr. Justh will serve as the chief executive officer and as a member of the board of directors of the combined company following the Merger pursuant to the terms of a new employment agreement to be agreed by the parties prior to the Effective Time.

The combined company has not yet adopted a compensation program for its non-employee directors, and the terms of Mr. Justh’s employment agreement with the combined company have not yet been determined. Following the Merger, the combined company expects to grant equity awards to its directors, officers and employees under the American Ocean Minerals Corporation 2026 Equity Incentive Plan, which Odyssey stockholders are being asked to approve at the Odyssey Special Meeting and a copy of which is attached as Annex L to the Proxy Statement/Prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Odyssey

The Board of Directors has a written policy and procedures for the review, approval or ratification of transactions with executive officers, directors and nominees for director, any person who is a security holder known to us to be the beneficial owner of more than five percent of any class of our stock, and immediate family members of these parties. In general, the policy provides certain transactions with these related persons are subject to the review, approval and/or ratification of the disinterested members of the Board of Directors. All proposed or completed related party transactions are to be reported to our Disclosure Committee no later than the end of the current quarter and the Disclosure Committee will present the transaction to the Board of Directors for review, ratification or approval. If ratification of a transaction is not forthcoming, management must make all reasonable efforts to cancel or annul that transaction. If a transaction with a related party is entered into without the pre-approval of the Board of Directors, it shall not be deemed to violate these policies and procedures, or be invalid or unenforceable, so long as the transaction is brought to the Board of Directors for ratification as promptly as reasonably practical after it is entered into or brought to the Company’s attention. The Board of Directors may use any process and review any information that it determines is reasonable to determine if a transaction is obtained in a comparable arm’s length transaction with a third party unrelated to the Company.

In addition, on an annual basis, each of our directors and executive officers completes a questionnaire and discloses information regarding entities with which they and their immediate family members are affiliated. Any person nominated for election as a director must complete a questionnaire no later than the date he or she becomes a member of the Board of Directors. Any person who becomes an executive officer must complete a questionnaire as soon as reasonably practicable thereafter. Our Board of Directors annually reviews all transactions and relationships including any disclosed in the director and officer questionnaires and approves or ratifies, as applicable, any transactions with related persons. The Board of Directors makes a formal determination regarding each director’s independence.

Since the beginning of our last completed fiscal year through the date of this Information Statement, we have had transactions, arrangements and relationships with entities with which some of our related persons, specifically certain of our directors, officers, and holders of more than five percent of our common stock, are affiliated. In accordance with the procedures in the Company’s policy, the Board of Directors reviewed and determined the following related persons had no direct or indirect material interest in those transactions, arrangements and relationships.

CIC Limited

The Company has provided services to and owned approximately 13.4%, as of December 31, 2025, of the equity interests in CIC Limited (“CIC”), a deep-sea mineral exploration company. The Company’s lead director, Mark B. Justh, made an investment in CIC’s parent company and indirectly owns approximately 9.2% of CIC. In August 2022, in light of Mr. Justh’s indirect ownership interest in, and his then-position on the board of directors of, CIC, the Board of Directors formed a special committee of disinterested directors to review matters involving CIC. On October 1, 2025, in connection with the Board of Directors’ establishment of the Special Transaction Committee and given the broader scope of the potential transactions with AOM, CIC and OML, the Board of Directors dissolved that CIC special committee and delegated to the Special Transaction Committee (which consists solely of independent and disinterested directors) the exclusive authority to consider and address matters relating to CIC, including the Merger and the related transactions. We believe Mr. Justh’s indirect ownership in CIC does not impair his independence under applicable rules. The Company provided services to CIC in accordance with the terms of a Services Agreement pursuant to which Odyssey provides certain back-office services to CIC in exchange for a recurring monthly fee, as well as other deep-sea mineral related services on a cost-plus profit basis and is compensated for these services with a combination of cash and equity in CIC. The Services Agreement expired by its terms on August 1, 2025, and the Company expects to be compensated in cash for any future services provided to CIC, unless the parties agree to an alternative form of consideration for payment in a new services agreement. During the fiscal year ended 2025, we invoiced CIC for technical services a total of $0.3 million. The Company was paid in equity for its services.

Stockholders

We have entered into financing and other transactions with certain stockholders that beneficially owned more than five percent of our outstanding common stock as of December 31, 2025, as disclosed in the most recent Schedule 13G as filed by each individual stockholder with the SEC. Funds managed by Two Seas Capital LP (“Two Seas”) own approximately 9.99% of our common stock after giving effect to the 8.1% beneficial ownership limitation applicable to warrants held by its funds. Interest expense for the March 2023 Note held by Two Seas amounted to $0.2 million for the year ended December 31, 2025. During the year ended December 31, 2025, $0.2 million of interest was added to principal as paid-in-kind. There were no cash principal payments made during the year ended December 31, 2025. Interest expense for the December 2023 Notes held by Two Seas amounted to $0.2 million for the year ended December 31, 2025. During the year ended December 31, 2025 the interest was added to the principal as paid-in-kind. Greywolf Opportunities Master Fund II LP and its affiliates (“Greywolf”) beneficially owned approximately 9.3% of our common stock. Interest expense for the March 2023 Note held by Greywolf amounted to $0.5 million for the year ended December 31, 2025. During the year ended December 31, 2025, $0.6 million of interest was added to principal as paid-in-kind and zero was paid in cash. There were no cash principal payments made during the year ended December 31, 2025. FourWorld Capital Management LLC (“FourWorld”) beneficially owns approximately less than 5.0% of our common stock; however, at certain periods during the year, it held more than 5% of our common stock. Interest expense for the March 2023 Note held by FourWorld amounted to $0.1 million for the year ended December 31, 2025; interest was added to principal as paid-in-kind and none was paid in cash.

Mark B. Justh has served as Odyssey’s lead outside director since June 2015 and as chairman of the audit committee of the Odyssey Board since June 2023. Mr. Justh previously made an investment in CIC Limited’s parent company, as a result of which he indirectly owns approximately 9.2% of CIC Limited. Mr. Justh also owns approximately 6.8% of the issued and outstanding shares of AOM Common Stock, and has been the Chief Executive Officer of AOM effective as of October 2025.

As of June 30, 2026, Odyssey directors and executive officers beneficially owned approximately 5.17% of the issued and outstanding shares of Odyssey Common Stock. Odyssey’s directors and executive officers, together with certain other significant stockholders of Odyssey, have entered into Odyssey Support Agreements in connection with the Merger, pursuant to which each such stockholder agreed, among other things, to vote all of its shares of Odyssey Common Stock in favor of the proposals necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement, to vote against any transaction or action that would reasonably be expected to impede or interfere with the Merger, and to comply with customary restrictions on transfers of its shares. As of the Record Date, the stockholders party to the Odyssey Support Agreements collectively held approximately 28.30% of the voting power of the outstanding shares of Odyssey Common Stock. For a more detailed discussion of the Odyssey Support Agreements, please see the section of the Proxy Statement/Prospectus entitled “Certain Agreements Related to the Merger—Support Agreements.”

Odyssey Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and AOM entered into a note purchase agreement (the “Odyssey Note Purchase Agreement”) pursuant to which Odyssey issued and sold to AOM a secured promissory note (the “Initial Odyssey Note”) in an amount of up to $5.0 million (the “Initial Odyssey Note Purchase Price”). At an initial closing, AOM will, subject to the satisfaction or waiver of specified conditions, pay to Odyssey a portion of the Initial Odyssey Note Purchase Price in the amount of $1.5 million. The remaining $3.5 million of the Initial Odyssey Note Purchase Price will be paid in specified amounts on the first business day of each of the four months after the date of the initial closing. The Odyssey Note Purchase Agreement also provides that, at AOM’s option, AOM may purchase from Odyssey one or more additional secured promissory notes (the “Pre-Closing

Odyssey Notes” and, together with the Initial Odyssey Note, the “Odyssey Notes”) in an aggregate amount of up to $5.0 million. Odyssey’s obligations under the Odyssey Notes will be secured by a security interest in substantially all of Odyssey’s assets. The principal amount of the Odyssey Notes will equal the aggregate amount paid to Odyssey by AOM. The principal amount of the Odyssey Note bears interest at the rate of 8.0% per annum. Odyssey will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on the earlier of April 8, 2027, or upon the consummation of the Merger. Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full. On September 8, 2026, Odyssey and AOM amended the Odyssey Note Purchase Agreement to increase the maximum amount of the Initial Odyssey Note to $5.5 million or such greater amount as agreed by AOM.

AOM

The financing, equity exchange, option, royalty and services arrangements among AOM, CIC Limited, CIC LLC, OML and their respective affiliates entered into in connection with the Merger, and the related party transactions of CIC Limited and OML, are described in the Proxy Statement/Prospectus under “Certain Agreements Related to the Merger,” “Certain CIC Limited Relationships and Related Party Transactions” and “Certain OML Relationships and Related Party Transactions.” The following transactions involve the New Directors or the individuals expected to serve as executive officers of the combined company.

Consulting Agreement with Nalu Geosciences LLC / Laura Azevedo. On June 23, 2025, AOM entered into a consulting agreement with Nalu Geosciences LLC, pursuant to which Oceanographer Dr. Laura Azevedo agreed to provide project management and operations services, for a period of 6 months for a monthly fee of $12,000, plus a bonus of $25,000 upon AOM submitting an application for an exploration license under the DSHMRA.

CIC Limited director compensation. CIC’s Board of Directors approved a recommendation from CIC’s Compensation Committee for the 2025 Board of Directors Compensation Plan (the “2025 CIC Board Compensation Plan”). Under that plan, Mr. Albanese, Dr. Hensler, Ms. Barton, Ms. Harvey, Lord Lingfield and Raphael Diamond were approved to receive an annual cash retainer of $30,000 and an equity retainer of $60,000 for board service. Additional fees were approved and/or paid for service in leadership roles, including for Mr. Albanese as Co-Chair, Ms. Barton as Lead Director, Dr. Hensler and Ms. Barton as committee chairs, and Raphael Diamond, Ms. Harvey and Lord Lingfield as committee members. The cash portion of these amounts was accrued for seven of eight directors, and the 2025 CIC Board Compensation Plan was extended through the first quarter of 2026. CIC repaid the note payable to Mr. Albanese by the issuance of Class B shares in April 2026.

Lease Transactions

CIC leases six properties from relatives of or entities controlled by Shona Mato Lynch, CIC’s Cook Islands Country Manager. Three of the properties are leased on a month-to-month basis with aggregate annual rental of US$138,945. The remaining properties are leased pursuant to lease agreements (a) expiring in May 2027, with an annual rental of US$12,744, (b) expiring in January 2029, with an annual rental of US$15,900, and (c) expiring in February 2029, with an annual rental of US$16,900.

OML Officer Bridge Loan and Equity-Settled Compensation. In June 2023, OML received a bridge loan from Hans Smit, OML’s President, Chief Executive Officer and a member of the Board of Managers, in the original principal amount of $25,000. The loan initially bore interest at 10.0% per annum and was amended in September 2023 to bear interest at 12.0% per annum. As of December 31, 2025, the outstanding balance of the Hans Smit bridge loan was $25,000 principal and $7,393 accrued interest. The loan was repaid in March 2026. In December 2025, OML issued 30,629 OML Units to Hans Smit in satisfaction of $186,224 of accrued but unpaid compensation. Mr. Smit is expected to receive 163,509 shares of Odyssey Common Stock in exchange for his OML Units.

WHERE YOU CAN FIND MORE INFORMATION

Odyssey is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a web site that contains Odyssey’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this Information Statement.

Additional information regarding the Merger, the Merger Agreement, AOM and the New Directors is set forth in the Proxy Statement/Prospectus, which is being mailed to Odyssey stockholders together with this Information Statement. You are urged to read the Proxy Statement/Prospectus carefully and in its entirety.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

ODYSSEY MARINE EXPLORATION, INC.

Dated: October 15, 2026	By:	/s/ Mark D. Gordon
Name: Mark D. Gordon
Title: Chairman and Chief Executive Officer